January 10, 2025

John Schaible
Executive Chairman
AtlasClear Holdings, Inc.
2203 Lois Ave. Ste. 814
Tampa, FL 33607

       Re: AtlasClear Holdings, Inc.
           Registration Statement on Form S-1
           Filed December 31, 2024
           File No. 333-284095
Dear John Schaible:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Tricia Branker, Esq.